



NUMBER
00

SHARES

Zhongke Biotec Agriculture (USA) Company

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
300,000,000 Shares Authorized At $ 0.001 Par Value
50,000,000 Shares Preferred Stock Authorized At $ 0.001 Par Value

This Certifies That ______________________________

is hereby issued ______________________________ fully paid and non-assessable Shares of the Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ day of ________ A.D., ________

____
SECRETARY

____
PRESIDENT

For Value Received, ______ hereby sell, assign and transfer unto ____

____ Shares represented by the within Certificate and do hereby irrevocably constitute and appoint

____ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________________________

In presence of

____

____

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.